Bruce C. Rosetto

Tel. (561) 955-7625

Fax (561) 338-7099

rosettob@gtlaw.com

February 3, 2009

VIA EDGAR TRANSMISSION

Mark Webb, Legal Branch Chief

Eric Envall, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Willing Holding, Inc.

Form 10

Dear Mr. Webb:

On behalf of our client, Willing Holding, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated December 12, 2008 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

General

1.

Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Special Note Regarding Forward-Looking Statements, page iii

2.

Since Willing Holding, Inc. (“Willing Holding”) is not yet a reporting company, it does not qualify for the safe harbor, and the Form 10 does not include “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act. Please revise here and in Item 2.

Response:

As requested, the Company has revised its disclosure regarding “forward-looking statements” accordingly.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

Item 1. Business.

History of the Business, page 4

3.

Please provide additional information regarding the business activities of Willing Holding prior to its acquisition of New World Mortgage, Inc. (“New World”) on April 15, 2008. Please provide information regarding the history, business development and activities of New World prior to the acquisition. Refer to Item 101(h) of Regulation S-K.

Response:

As requested, the Company has revised the disclosure to provide additional information regarding the business activities of Willing Holding prior to its acquisition of New World Mortgage, Inc. and additional information regarding the history, business development and activities of New World prior to the acquisition.

Acquisition Strategy, page 7

4.	Please describe more fully the sources of funds that Willing Holding intends to use to provide the financing necessary for the acquisitions described in its revised business strategy.

Response:

As requested, the Company has revised the disclosure in order to indicate that the Company intends to use a combination of debt and/or equity financing in order to fund any future acquisitions.

Marketing, page 7

5.	Please clarify how the sales group will market directly to existing customers when Willing Holding and New World intend to enter into an entirely new business segment.

Response:

The Company has eliminated the reference to “existing” customers.

Item 1A. Risk Factors General

6.

Several of your risk factors make statements that “there can be no assurances” that a given event might happen. Revise your risk factors to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response:

As requested, the Company has revised the language in the Risk Factors section to eliminate references to “assurances” or other similar language.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

7.	In the preamble you refer to other risks than the ones described in Risk Factors. Either eliminate this language, or expand it into a separate risk factor.

Response:

As requested, the Company has eliminated the language in the preamble to the Risk Factors.

We incurred an operating loss..., page 12

8.	Please clarify the amount of Willing Holding’s operating loss for the six months ended June 30, 2008.

Response:

The Company has updated the disclosure to reflect the Company’s operating loss on a consolidated basis through September 30, 2008, as well as specified the individual losses of its subsidiary, New World, and the parent company, Willing Holding.

There are restrictions on the transfer of shares..., page 20

9.	Please include other factors that may restrict the transfer of Willing Holding’s shares, including whether or not Willing Holding is a “shell company” in accordance with 12 C.F.R. § 240 12b-2.

Response:

As requested, the Company has expanded its discussion in the risk factor to include other factors that may restrict the transfer of the Company’s shares of common stock.

If our common stock becomes subject, page 21

10.	Please revise this risk factor to reflect that your stock is subject to the penny stock rules, or advise.

Response:

As requested, the Company has revised the risk factor to reflect that the Company’s common stock is subject to the penny stock rules.

Item 2. Financial Information, page 22

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

11.	Please indicate whether legal proceedings involving New World have impacted its revenues, expenses and net loss in the applicable periods.

Response:

As requested, the Company has revised its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section accordingly.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

Liquidity and Capital Resources, page 27

12.	Please describe more fully how Willing Holding and New World intend to satisfy their liquidity needs on both a long-term and short-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K.

Response:

As requested, the Company has revised its disclosure to describe how it and its subsidiary intend to satisfy their liquidity needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 30

13.	Please provide updated information for Mr. DeLucia’s address.

Response:

A nationwide internet search for Mr. DeLucia produced a current address of 46307 Mill Creek Avenue, Alpharetta, GA 30022.

Item 8. Legal Proceedings, page 38

14.

In the fourth paragraph of Item 8, please clarify whether Willing Holding and/or New World are not currently subject to any other material “litigation” or any other material “legal proceeding” Refer to Item 103 of Regulation S-K.

Response:

As requested, the Company has revised its disclosure in the legal proceedings section in order to clarify whether there is any other pending material litigation or legal proceeding for damages in excess of 10% of the current assets of the Company and its subsidiary New World on a consolidated basis.

Item 13. Financial Statements and Supplementary Data

New World Mortgage, Inc.

Report of Independent Registered Accounting Firm, page F-2

15.	Please advise your independent accountants to revise their audit report to include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response:

The audit reports for the Company and New World have been revised to include the city and state where issued.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

Note 1- Organization and Line of Business

Loans Held for Resale, page F-8

16.	Please revise to disclose how loans held for resale are reported on your consolidated balance sheets (i.e. lower of cost or fair value, etc.).

Response:

As requested, the Company has revised its disclosure in Note 1 of the footnotes to the financial statements of New World to indicate that loans held for resale have been valued at the lower of cost or market value at the balance sheet date.

Recent Accounting Pronouncements. page F-9

17.

We note your disclosures regarding the effective dates of SFAS 141(R), SEAS 160, SFAS 159, SFAS 157 and FIN 48. We also note your disclosures regarding your intended adoption dates of these standards. In each case, it appears that you intend to adopt these standards later than their effective dates. For example, you disclose that SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (i.e. January 1, 2008), yet you intend to adopt the standard in the first quarter of fiscal 2009. Please tell us why you believe it is appropriate to adopt these standards later than their effective dates.

Response:

The Company has revised the dates on which it intends to adopt the standards in order to conform with the effective dates of such standards.

Willing Holding, Inc.

General

18.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:

The Company has noted the updating requirements of Rule 3-12 of Regulation S-X and has included the unaudited consolidated financial statements of the Company for the period ended September 30, 2008 in its most recent Form 10 filing.

19.	Please revise to include a complete set of audited financial statements for the last two fiscal years and the related audit report. Refer to Rule 8-02 of Regulation S-X.

Response:

The Company has included a complete set of audited financial statements for the last two fiscal years and the related audit report for Willing Holding, Inc. and New World Mortgage, Inc. in its most recent Form 10 filing.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

Note 1- Organization and Significant Accounting Policies

Comprehensive Loss, page F-18

20.

We note your disclosure that you have recognized an unrealized loss of $70,000 on the drop in market value of a publicly traded security. Please tell us and revise to disclose how you concluded the unrealized loss on this investment was not-other-than-temporary at June 30, 2008, given the seventy percent decline in its fair value below cost. Refer to paragraph 17 of FSP115-1/124-1.

Response:

The Company has revised the disclosure in footnote 1 to the unaudited consolidated financial statements of Willing Holding, Inc. for the period ended September 30, 2008 in order to disclose that the Company has determined that due to lack of tradability and economic uncertainty of the securities, the unrealized loss was not-other-than-temporary.

Note 2- Goodwill, page F-19

21.

Please tell us how you determined the acquisition of New World should not be accounted for as a reverse acquisition, resulting in the prior owner of New World having control of the combined enterprise after the transaction. In this regard, provide us with a summary of Willing Holding’s common share transactions (including the number of shares issued and to whom they were issued) that occurred prior to and after the acquisition. Refer to paragraph 17 of SFAS 141.

Response:

The Company determined the acquisition of New World should not be accounted for as a reverse acquisition based on an application of Statement of Financial Accounting Standards No. 141 (“SFAS 141”). By applying the factors set forth in paragraph 17 of SFAS 141, the Company is the acquiring entity and New World is the acquired entity for the following reasons:

a.         The Company’s shareholders retained almost all of the voting rights in the combined entity. Specifically, of the 20,400,000 shares of the Company’s common stock outstanding immediately after the acquisition of New World, only 25,000 were held by the sole shareholder of New World, while 20,375,000 shares remained with the existing shareholders of the Company.

b.         At the time of the acquisition of New World, Perfect Web Technologies Inc. was the parent company of Willing Holding, holding 98% of the Company’s shares of common stock, and held approximately 95% of the Company’s shares of common stock after the acquisition of New World and various other issuances on the same date. Thus, the second factor regarding minority voting interests does not apply.

c.         After the acquisition of New World, the shareholders of Willing Holding retained the ability to elect or appoint a voting majority of the governing body of the combined entity. Immediately after the acquisition of New World, Gideon Taylor remained the sole director of the Company and neither the shareholder of New World, Francis Leonard, nor the Chief Executive Officer of New World, Kevin Leonard, had the ability to elect or appoint the governing body of the Company.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

d.         After the acquisition of New World, the composition of the senior management of Willing Holding remained unchanged. Gideon Taylor had been and continued to be the Chief Executive Officer and Chairman of the board of directors of the Company.

e.         The final factor regarding the terms of the exchange of equity securities does not apply to the acquisition of New World by the Company since the equity securities exchanged in a business combination are not traded on any stock exchange or over-the-counter market.

As requested, the following is a summary of all of the Company’s capital stock transactions (including the number of shares issued and to whom they were issued) that occurred prior to and after the acquisition:

Date	Shareholder	Price	No. of Shares of Stock	Class of Stock
8/9/2007	Perfect Web Technologies, Inc.*	Founder’s stock	20,000,000	Class A Common Stock
1/21/2008	Gideon Taylor	For past and future services to be provided as Chief Executive Officer of the Company	125,000	Class A Common Stock
1/21/2008	Morgan DeLucia	For consulting services unrelated to his services as director	125,000	Class A Common Stock
1/22/2008	Robert Johnson	$360,000 ($2.88 per share)	125,000	Class A Common Stock
4/15/2008	Francis Leonard	As consideration for acquisition of New World Mortgage, Inc.	25,000	Class A Common Stock
4/15/2008	Kevin Leonard	For past and future services to be provided as Chief Executive Officer of New World Mortgage, Inc.	475,000 shares and options to purchase 250,000 shares of Class A common stock.	Class A Common Stock
4/15/2008	Morgan DeLucia	For consulting services under a consulting agreement	10,000	Class A Common Stock
11/10/2008	Gideon Taylor	For past and future services to be provided as Chief Executive Officer of the Company	750,000	Class B Common Stock
11/10/2008	Gideon Taylor	For past and future services to be provided as Chief Executive Officer of the Company	250,000	Series A Preferred Stock

*          The Company was formed by and originally a wholly-owned subsidiary of Perfect Web Technologies, Inc. (“PWTI”). In July 2008, PWTI transferred 1,000,880 of the shares of the Company’s

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

common stock owned by it to its shareholders and returned the remainder of its shares to the Company for cancellation.

22.	If you determine the acquisition of New World should be accounted for as a reverse acquisition, please revise your financial statements to make the following adjustments and disclosures:
•	Reverse the historical cost of Willing’s assets and liabilities;
•	Record the fair value of Willing’s assets and liabilities acquired by New World based on the fair market value of Willing’s total issued and outstanding common shares prior to the exchange of shares;
•	Reverse New World’s par value equity to reflect the number of common shares of Willing, including the number of shares issued to effect the reverse acquisition;
•	Reflect the issuance of Willing’s common shares per the terms of the transaction;
•	Eliminate Willing’s APIC and Retained Earnings;
•	Charge any residual difference to APIC;
•

Revise the comparative historical financial statements presented (12/31/2007 and 12/31/2006) to include those of New World (not Willing) and recast the per share activity in the stockholders’ equity section as if there had been a stock split;

•

Add footnotes to clarify the legal and accounting form of the transaction, explain that the historical financial statements are a continuation of New World and explain that the capital structure of the consolidated enterprise is different from that appearing in the historical financial statements of New World in earlier periods due to reverse acquisition accounting; and

•	Advise your independent accountants to revise their audit report accordingly.

Response:

This is not applicable based on the Company’s response to Comment Number 21.
23.

Should you continue to believe that Willing Holding is the accounting acquirer in the aforementioned acquisition transaction, tell us why you believe the recording of $790 million of goodwill is appropriate in light of the business purpose of the transaction (i.e. to leverage resources and staff to enter into the telecommunications industry). Additionally, tell us why the goodwill was not subject to any impairment, given your disclosure on page 12 that your revenues and operating results are difficult to forecast and your projected growth is completely dependent upon your ability to complete planned entry into the telecommunications industry. Please disregard this comment if you conclude the transaction is a reverse acquisition of Willing by New World as noted in Comment No. 21.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

Response:

The Company believes the recognition of goodwill of $790,000 is appropriate and not subject to any impairment in light of the fact that New World generated over $1,000,000 in revenue for the period ended September 30, 2008 and continues to grow its business, focusing on providing and selling search engine optimization products and services. New World’s management estimates sales increasing to $5 million and cash flows over $1 million annually, which would seem to support a value of less than $1,000,000.

24.	If applicable, please revise to include all of the disclosures required by paragraphs 51-52 of SFAS 141 as they relate to the aforementioned acquisition transaction.

Response:

As requested, the Company has revised the disclosures in its financial statements accordingly.

Pro Forma Financial Statements, page F-22

25.

Depending on how you respond to our comments No. 22-23, there might be a need to revise or exclude the pro forma financial statements. If you continue to believe the pro formas should be included, please ensure that they comply with all of the requirements of Article 11 of Regulation S-X. These requirements include providing an introductory paragraph that explains each transaction for which the pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows. Additionally, the pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. We may have additional comments upon receipt and review of your response and revisions.

Response:

The Company believes that pro forma financial statements should be included in its Form 10 filing and has revised them accordingly.

Please note in the letter attached hereto the Chief Executive Officer of the Company has provided an executed acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10; and,
•	Staff comments or changes to the disclosure in response to Staff comments in its Form 10 do not foreclose the Commission from taking any action with respect to the filing; and,
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

February 3, 2009

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7625.

Very truly yours,
/s/ Bruce C. Rosetto
Bruce C. Rosetto

cc:	Mr. Gideon Taylor

[WILLING HOLDING, INC. LETTERHEAD]

February 3, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re:	Willing Holding, Inc. Form 10

Dear Mr. Webb:

Willing Holding, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Willing Holding, Inc.

By: /s/ Gideon Taylor

Name: Gideon Taylor

Title: Chief Executive Officer